J. Nixon Fox nfox@velaw.com
Tel 512.542.8427 Fax 512.236.3216

January 22, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405
Attention: Mark P. Shuman

Re:	Perficient, Inc.
Registration Statement on Form S-3 (the “Registration Statement”)
File No. 333-138602

Dear Mr. Shuman:

On behalf of Perficient, Inc. (the “Company”), we have filed through EDGAR Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement. Amendment No. 2 reflects all changes made to the Registration Statement. In this letter we submit the following responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”).

Item 16. Exhibits

Please include updated consents of BDO Seidman, LLP and Ernst & Young LLP..

The Company has complied with this comment.

Item 17. Undertakings

Item 512 of Regulation S-K was recently amended pursuant to Release No. 33-8591. Please revise to include all necessary undertakings.

The Company has complied with this comment.

To assist the staff in its review of Amendment No. 2, two copies of such document and this letter are being delivered to you.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Tokyo Washington	2801 Via Fortuna, Suite 100, Austin, Texas 78746-7568 Tel 512.542.8400 Fax 512.542.8612 www.velaw.com

Securities and Exchange Commission January 22, 2007 Page 2

If any member of the staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, or with respect to any other revisions to Amendment No. 2, please contact the undersigned at 512.542.8427 or Beth Ann Dranguet at 512.542.8595.

Very truly yours,

/s/ J. Nixon Fox III

J. Nixon Fox III

cc:	Daniel Lee, Securities and Exchange Commission
John T. McDonald; Perficient, Inc.
Paul E. Martin; Perficient, Inc.